Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with the unaudited financial results and statements of CCSC Technology International Holdings Limited (the “Company,” “we,” “our,” or “us”) for the six months ended September 30, 2023, furnished and included with this report as Exhibit 99.1.

Overview

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of its own, we conduct our operations through direct wholly-owned operating subsidiaries established in Hong Kong, mainland China, and the Netherlands, primarily in the sale, design and manufacturing of interconnect products, including connectors, cables and wire harnesses. We specialize in customized interconnect products that are used for a range of applications in a diversified set of industries, including industrial, automotive, robotics, medical equipment, computer, network and telecommunication, and consumer products. We have a diversified global customer base located in more than 25 countries throughout Asia, Europe and the Americas. Many of our customers are global name-brand manufacturers, such as Linak A/S, Danfoss, Bitzer, Maersk, Universal Robots, Philips, Osram, Flextronics, Harman and Vtech, with whom we have established long-term working relationships.

In a continuous effort to meet various international production and quality manufacturing standards, we have been certified by the International Organization for Standardization (the “ISO”), specifically as to the following: ISO 9001 (quality management), 14001 (environment management), 45001 (occupational health and safety), and 13485 (medical devices quality management). In addition, we have also been certified to the IATF 16949, which is a technical specification for quality management systems in the automotive sector established by the International Automotive Task Force.

For the six months ended September 30, 2023 and 2022, we had total revenue of US$7.50 million and US$15.62 million, respectively, and net income of US$0.41 million and US$2.84 million, respectively. Revenue derived from cables and wire harnesses accounted for approximately 91.8% and 93.0% of our total revenue for the same periods, respectively. Revenue derived from connectors accounted for approximately 8.2% and 7.0% of our total revenue for the same periods, respectively.

Results of Operations

Comparison of Results of Operations for the Six Months Ended September 30, 2023 and 2022

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Six Months Ended September 30,		change
	2023	2022	Amount	%
	(Amounts expressed in U.S. dollars)
Net revenue	$7,503,520	$15,620,925	$(8,117,405)	(52.0)%
Cost of revenue	(5,223,159)	(10,181,670)	4,958,511	(48.7)%
Gross profit	2,280,361	5,439,255	(3,158,894)	(58.1)%

Operating expenses:
Selling expenses	(473,636)	(566,879)	93,243	(16.4)%
General and administrative expenses	(1,753,179)	(2,202,153)	448,974	(20.4)%
Research and development expenses	(338,038)	(568,648)	230,610	(40.6)%
Total operating expenses	(2,564,853)	(3,337,680)	772,827	(23.2)%

Income from operations	(284,492)	2,101,575	(2,386,067)	(113.5)%

Other income:
Other non-operating income, net	51,628	16,221	35,407	218.3%
Government subsidies	-	59,079	(59,079)	(100.0)%
Foreign currency exchange gains	539,844	921,565	(381,721)	(41.4)%
Financial and interest income/(expenses), net	35,783	(1,483)	37,266	(2,513.6)%
Total other income	627,255	995,382	(368,127)	(37.0)%

Income before income tax expense	342,763	3,096,957	(2,754,194)	(88.9)%
Income tax benefits/(expenses)	70,851	(256,607)	327,458	(127.6)%
Net income	$413,614	$2,840,350	$(2,426,736)	(85.4)%

Revenue

We generated revenue primarily from the sales of both OEM and ODM interconnect products, including connectors, cables and wire harnesses, to manufacturing companies and EMS companies, who procure and assemble products on behalf of manufacturing companies. For the six months ended September 30, 2023 and 2022, our total revenue was US$7.50 million and US$15.62 million, respectively. During these periods, we derived all of our revenue from sales in Europe, Asia and the Americas.

Our revenue decreased by 52.0%, from US$15.62 million for the six months ended September 30, 2022, to US$7.50 million for the six months ended September 30, 2023. The decrease was primarily attributable to the following: (i) a 51.5% decrease in the total sales volume from approximately 24.17 million units to approximately 11.72 million units, and (ii) a slight decrease of 0.9% in the average selling price from US$0.65 per unit to US$0.64 per unit.

The following table sets forth our revenue by our interconnect products for the indicated periods.

	For the Six Months Ended September 30,				Change
	2023	%	2022	%	Amount	%
	(Amounts expressed in U.S. dollars)
Cables and wire harnesses	$6,887,303	91.8%	$14,529,982	93.0%	$(7,642,679)	(52.6)%
Connectors	616,217	8.2%	1,090,943	7.0%	(474,726)	(43.5)%
Total	$7,503,520	100.0%	$15,620,925	100.0%	$(8,117,405)	(52.0)%

For the six months ended September 30, 2023, our revenue generated from cables and wire harnesses decreased by 52.6%, from US$14.53 million for the six months ended September 30, 2022, to US$6.89 million for the six months ended September 30, 2023. The decrease of sales from cables and wire harnesses was primarily attributable to the decrease of sales volume and the overall selling prices of our cables and wire harness products. Compared with the six months ended September 30, 2022, our sales volume of cables and wire harnesses decreased by 36.7%, from approximately 8.30 million units to approximately 5.26 million units, and our average selling prices decreased by 25.2% from US$1.75 per unit to US$1.31 per unit. We lowered the selling prices in response to the decreased demand for our products. A number of our customers had purchased our products in advance in fiscal year 2022 and the first half of fiscal year 2023, in anticipation of higher supply chain costs, resulting in a contraction in demand for the six months ended September 30, 2023. Customers also preferred reduced inventory, due to uncertainties about macroeconomic conditions.

Our revenue generated from connectors accounted for 8.2% of our total revenue and decreased by 43.5% from US$1.09 million for the six months ended September 30, 2022 to US$0.62 million for the six months ended September 30, 2023. The decrease was primarily attributable to the 59.3% decrease in our total sales volume, from approximately 15.87 million units for the six months ended September 30, 2022, to approximately 6.46 million units for the six months ended September 30, 2023, due to the same reasons discussed in the above paragraph, and was partially offset by a 38.7% increase in the overall selling price of connectors, due to more sales of certain high-priced connectors.

Our revenue for the six months ended September 30, 2023 and 2022 was generated from sales of our products to customers located in Europe, Asia and the Americas. The following table sets forth the disaggregation of revenue by regions:

	For the Six Months Ended September 30,				Change
	2023	%	2022	%	Amount	%
	(Amounts expressed in U.S. dollars)
Europe	$4,336,284	57.8%	$9,807,636	62.8%	$(5,471,352)	(55.8)%
Asia	2,388,511	31.8%	4,653,235	29.8%	(2,264,724)	(48.7)%
Americas	778,725	10.4%	1,160,054	7.4%	(381,329)	(32.9)%
Total	$7,503,520	100.0%	$15,620,925	100.0%	$(8,117,405)	(52.0)%

Our revenue generated from Europe decreased by 55.8%, from US$9.81 million for the six months ended September 30, 2022 to US$4.34 million for the six months ended September 30, 2023. The decrease was primarily attributable to the following: (i) a decrease of sales in Denmark of US$3.79 million, from US$6.93 million to US$3.14 million, (ii) a decrease of sales in Hungary of US$1.26 million, from US$1.40 million to US$0.14 million, (iii) a decrease of sales in Finland of US$0.26 million, from US$0.40 million to US$0.14 million, and (iv) a decrease of sales in Bulgaria of US$0.11 million, from US$0.35 million to US$0.24 million. The decrease was partially offset by the increase in sales of US$0.12 million in Italy.

Our revenue generated from Asia decreased by 48.7%, from US$4.65 million for the six months ended September 30, 2022, to US$2.39 million for the six months ended September 30, 2023, which was primarily due to the sales decreases in China of US$1.49 million, and the decrease in sales in the Association of Southeast Asian Nations, or ASEAN, of US$0.76 million.

Our revenue generated from the Americas decreased by US$0.38 million, from US$1.16 million for the six months ended September 30, 2022 to US$0.78 million for the six months ended September 30, 2023, which was primarily due to a sales decrease in Northern America of US$0.38 million.

Cost of revenue

Our cost of revenue consists of the following: (i) inventory costs, which primarily include procurement costs for components for the manufacturing of our products, which include 1) cables and plastics, including single wires, insulation tubes, standard connectors, plastic fabricated parts, 2) metal parts, including metal shells, metal terminals, metal fabricated parts, and 3) electronic parts, including printed circuit boards, LEDs, resistors, capacitors, transistors, inductors, thermistors, potentiometers, ferrite cores, switches and semiconductors); (ii) labor costs, which consist of salaries and benefits of employees; (iii) rental expenses for the factory and dormitory of employees; (iv) depreciation expenses of our plant, property and equipment used for production; and (v) other expenses that are directly attributable to our principle operations, which primarily include freight charges for materials and components, and electricity and water used for manufacturing.

Our cost of revenue decreased by US$4.96 million, or 48.7%, from US$10.18 million for the six months ended September 30, 2022 to US$5.22 million for the six months ended September 30, 2023, which was in line with the decrease in total revenue. The decrease were primarily due to the following: (i) a decrease in our inventory costs from US$7.86 million to US$3.48 million, and (ii) a decrease in our labor costs from US$1.73 million to US$1.21 million.

Our inventory costs represented a significant portion of our cost of revenue. For the six months ended September 30, 2023 and 2022, our inventory costs amounted to US$3.48 million and US$7.86 million, respectively, representing 66.7% and 77.2% of our total cost of revenue for the respective period. The decrease in our inventory costs was primarily due to a 51.5% decrease in the total sales volume from approximately 24.17 million units to approximately 11.72 million units, and the decrease in inventory cost per unit from US$0.33 to US$0.30.

For the six months ended September 30, 2023 and 2022, our labor costs amounted to US$1.21 million and US$1.73 million, respectively, representing 23.2% and 17.0% of our total cost of revenue for each respective period. The decrease of labor costs was primarily due to a reduction in the number of our manufacturing employees from 282 to 189.

Gross Profit and Gross Profit Margin

Gross profit represents our revenue less cost of revenue. Our gross profit margin represents our gross profit as a percentage of our revenue. For the six months ended September 30, 2023 and 2022, our gross profit was US$2.28 million and US$5.44 million, respectively, and our gross profit margin was 30.4% and 34.8%, respectively.

The following table sets forth the overall gross profit margin of the Company:

	For the Six Months Ended September 30,				Change
	2023	%	2022	%	Amount	%
	(Amounts expressed in U.S. dollars)
Revenue	$7,503,520	100.0%	$15,620,925	100.0%	$(8,117,405)	(52.0)%
Cost	(5,223,159)	(69.6)%	(10,181,670)	(65.2)%	4,958,511	(48.7)%
Gross Profit	$2,280,361	30.4%	$5,439,255	34.8%	$(3,158,894)	(58.1)%
Gross profit margin %	30.4%		34.8%		(4.4)%

The gross profit margin slightly decreased compared to the same period last year, primarily due to the increase in the fixed cost per unit as a result of a decrease by 51.5% of total sales volume from 24.17 million for the six months ended September 30, 2022 to 11.72 million for the six months ended September 30, 2023, as a result of the decreased global demand.

Operating Expenses

	For the Six months Ended September 30,				Change
	2023		2022		Amount	%
	(Amounts expressed in U.S. dollars)
Selling expenses	$(473,636)	(6.3)%	$(566,879)	(3.6)%	$93,243	(16.4)%
General and administrative expenses	$(1,753,179)	(23.4)%	$(2,202,153)	(14.1)%	$448,974	(20.4)%
Research and development expenses	$(338,038)	(4.5)%	$(568,648)	(3.6)%	$230,610	(40.6)%
Total	$(2,564,853)	(34.2)%	$(3,337,680)	(21.4)%	$772,827	(23.2)%

Selling expenses

Selling expenses primarily consist of the following: (i) salaries and benefits for our sales and marketing personnel; (ii) freight charges from our warehouses to our customers; (iii) marketing and entertainment expenses, including travelling, exhibition and promotion expenses; and (iv) other expenses, which primarily include free sample expenses, office expenses and rental expenses. Our selling expenses decreased by 16.4%, or US$0.10 million from US$0.57 million for the six months ended September 30, 2022 to US$0.47 million for the six months ended September 30, 2023. The decrease was a result of combined factors, including the following: (i) a decrease of US$0.06 million in freight charges due to the decrease in our sales volumes, and (ii) a decrease of US$0.05 million in office expenses and partially offset by an increase of US$0.04 million in exhibition expenses.

General and administrative expenses

General and administrative expenses primarily consist of the following: (i) salaries and benefits for our administrative personnel; (ii) depreciation and amortization expenses relating to our property, plant and equipment and leased properties used for administrative purposes; (iii) office expenses, such as office supplies and consumables; (iv) agent and professional fees related to our proposed initial public offering in the U.S.; and (v) other expenses, which primarily include utilities, traveling, repair and maintenance, rental and other miscellaneous expenses for administrative purposes.

Our general and administrative expenses decreased by 20.4%, or US$0.45 million, from US$2.20 million for the six months ended September 30, 2022 to US$1.75 million for the six months ended September 30, 2023, which was primarily attributable to the following: (i) a decrease of US$0.26 million in agent and professional fees, which could not be capitalized as offering costs, and (ii) a decrease of US$0.24 million in salaries and benefits, attributed to a 23% reduction in the number of our general and administrative personnel.

Research and development (“R&D”) expenses

Research and development expenses primarily include the following: (i) costs of materials and components for the research and development activities; (ii) salaries, welfare and insurance expenses paid to R&D employees; and (iii) manufacturing expenses for producing samples related to our research and development activities.

Our research and development expenses decreased by 40.6%, or US$0.23 million, from US$0.57 million for the six months ended September 30, 2022 to US$0.34 million for the six months ended September 30, 2023, primarily due to a decrease in the materials and components consumption. We primarily focused on the upgrading of existing products in the first 6 months of fiscal year 2023 and, therefore, our materials and components consumption decreased.

Other income

Other income, primarily consists of the following: (i) government subsidy for providing time-limited financial support to pay staff salaries, due to the COVID-19 pandemic; (ii) non-recurring engineering charge paid by customers; (iii) other non-operating income, inclusive of overtime expense compensation and material enhancement compensation paid by customers for early delivery orders; and (iv) financial and interest income (loss), inclusive of gains or losses on exchange rate fluctuations, interest income and interest expenses.

Other income decreased by US$0.37 million from US$1.00 million for the six months ended September 30, 2022 to US$0.63 million for the six months ended September 30, 2023, primarily attributable to an increase in foreign exchange losses of US$0.38 million, due to the depreciation of the U.S. dollar, which was partially offset by a decrease of US$0.03 million, as we made a donation to the HK Inheritance Foundation.

Income tax expenses

Cayman Islands

Our Company was incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Act of the Cayman Islands and, accordingly, is not subject to income tax from business carried out in the Cayman Islands.

British Virgin Islands

Our subsidiary, CCSC Group Limited, was incorporated under the laws of the British Virgin Islands (“BVI”) as a business company with limited liability under the BVI Business Companies Act and, accordingly, is not subject to income tax from business carried out in the BVI.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2019 published by Hong Kong government, effective April 1, 2019, under the two-tiered profits tax rates regime, the profits tax rate for the first HK$2 million of assessable profits was reduced to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations and 16.5% on any part of assessable profits over HK$2,000,000. Our subsidiaries, CCSC Technology Group and CCSC Interconnect HK, that are considered HK resident enterprises under HK tax law, were subject to Hong Kong profit tax for any period presented as have assessable profit during the periods presented.

Netherlands

Our subsidiary, CCSC Interconnect Technology Europe B.V., was incorporated and operated in the Netherlands, is subject to enterprise income tax on the respective country’s taxable income, as determined under the tax laws and accounting standards, at a rate of 19% (15% in 2022) for the first EUR 200,000 (EUR 395,000 in 2022) of profits earned by CCSC Interconnect NL, and the remaining profits will be taxed at the existing 25.8% tax rate in 2023 and 2022. For the six months ended September 30, 2023 and 2022, CCSC Interconnect NL was not subject to any income tax, as it had no taxable income during these periods.

Mainland China

Generally, our PRC subsidiary, CCSC Interconnect DG, is subject to enterprise income tax on its taxable income in China at a statutory rate of 25%; however, since CCSC Interconnect DG is certified as a National High Tech Enterprise, it is eligible for a preferential enterprise income tax rate of 15%. The enterprise income tax is calculated based on the entity’s global income, as determined under the PRC laws and accounting standards.

Our products are primarily subject to value-added tax at a rate of 13% on sales, in each case less any deductible value-added tax we have already paid or borne. We are also subject to surcharges on value-added tax payments in accordance with PRC laws.

Dividends paid by our PRC subsidiary in China to our Hong Kong subsidiary, CCSC Technology Group, will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Double Taxation Avoidance Arrangement and receives approval from the relevant tax authority. If CCSC Technology Group satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above-mentioned approval requirement was abolished, but a Hong Kong entity is still required to file an application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority.

If we or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, the affected entity would be subject to enterprise income tax on its worldwide income at a rate of 25%.

Under the PRC Enterprise Income Tax Law and the Notice on Improvements to Policies of Weighted Pre-tax Deduction of Research and Development Expenses, research and development expenses incurred by an enterprise in the course of carrying out research and development activities that have not formed intangible assets are included in the profit and loss account for the current year. Starting from January 1, 2021, besides deducting the actual amount of research and development expenses incurred, an enterprise is allowed an additional 100% deduction of the amount in calculating its taxable income for the relevant year, the rate of which was 75% before 2021. For R&D expenses that have formed intangible assets, the tax amortization is based on 200% of the costs of the intangible assets.

Our net income tax benefits/(expenses) decreased by 127.6%, from income tax expenses of US$0.26 million for the six months ended September 30, 2022 to income tax benefits of US$0.07 million for the six months ended September 30, 2023, which was due to the decrease in the taxable income of CCSC Interconnect DG for the six months ended September 30, 2023.

Net Income

As a result of the foregoing, our net income decreased by 85.4%, or US$2.43 million, from US$2.84 million for the six months ended September 30, 2022 to US$0.41 million for the six months ended September 30, 2023.

B. Liquidity and Capital Resources

As of September 30, 2023, we had US$7.38 million in cash and restricted cash, which consisted of (i) cash in mainland China of US$0.97 million; (ii) cash in HK of US$6.16 million; and (iii) cash and restricted cash in the Netherlands of US$0.24 million. Under PRC laws, RMB can be converted into U.S. dollars under the company’s “current account” (including dividends, trade and service-related foreign exchange transactions), rather than the “capital account” (including foreign direct investments and loans, without the prior approval of the SAFE). Payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements.

We fund our operations mainly from cash generated from our operations and through debt financing. We generated US$0.20 million and US$1.19 million in cash from operating activities for the six months ended September 30, 2023 and 2022, respectively. The decrease in cash from operating activities was primarily attributable to the combined effect of the decrease in our net income of US$2.43 million and the increase in operating assets and liabilities of US$1.43 million. Most of our cash resources were used to pay for the procurement of components, purchase of equipment and property, and payroll and rental expenses.

Accounts receivable amounted to US$2.30 million and US$2.26 million as of September 30, 2023 and March 31, 2023, respectively. The accounts receivable balance at March 31, 2023 was fully collected. Approximately 100% of the September 30, 2023 accounts receivable balance has been subsequently collected as of the date of this report.

As of September 30, 2023, we had working capital of US$9.89 million, as compared to working capital of US$10.07 million as of March 31, 2023. We believe that our current cash and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements, capital expenditures and debt repayment obligations for at least the next 12 months following the date our unaudited condensed consolidated interim financial statements for the six months ended September 30, 2023 were released.

Cash Flows

Cash Flows for the Six Months Ended September 30, 2023, compared to the Six Months Ended September 30, 2022

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Six Months Ended September 30,		Change
	2023	2022	Amount	%
	(Amounts expressed in U.S. dollars)
Net cash provided by operating activities	$197,804	$1,193,569	$(995,765)	(83.4)%
Net cash used in investing activities	(71,242)	(134,178)	62,936	(46.9)%
Net cash used in financing activities	(400,911)	(383,236)	(17,675)	4.6%
Effects of exchange rate changes on cash and restricted cash	(63,670)	(60,781)	(2,889)	4.8%
Net change in cash and restricted cash	(338,019)	615,374	(953,393)	(154.9)%
Cash and restricted cash, beginning of the period	7,717,615	5,285,940	2,431,675	46.0%
Cash and restricted cash, end of the period	$7,379,596	$5,901,314	$1,478,282	25.1%

Operating Activities

For the six months ended September 30, 2023, our net cash provided by operating activities was US$0.20 million, which was primarily attributable to (i) net income of US$0.41 million, adjusted by foreign currency exchange gain of US$0.54 million and depreciation and amortization of US$0.37 million; (ii) an increase in accounts payable of US$0.42 million, due to an increase in material and component purchases and stockpiles; (iii) a decrease in inventory of US$0.16 million, mainly due to the decrease in sales demand, and partially offset by an increase in prepaid expenses and other current assets of US$0.22 million due to the increase in deductible value-added tax (“VAT”) input and income tax recoverable.

For the six months ended September 30, 2022, our net cash provided by operating activities was US$1.19 million, which was primarily attributable to (i) net income of US$2.84 million, adjusted by foreign currency exchange gain of US$0.92 million and depreciation and amortization of US$0.45 million; and (ii) a decrease in inventory of US$1.56 million, mainly due to the decrease in inventory in transit, which was partially offset by (i) an increase in accounts receivable of US$2.23 million, due to expanded business operations and sales; and (ii) a decrease in accounts payable of US$0.60 million, due to the decrease in material and component purchases.

Investing Activities

Our net cash used in investing activities was US$0.07 million and US$0.13 million for the six months ended September 30, 2023 and 2022, respectively. The cash flow for the six months ended September 30, 2023 primarily reflected the purchase of new equipment of US$0.05 million and new software of US$0.02 million for daily office operation. The cash flow for the six months ended September 30, 2022 primarily reflected the purchase of new equipment of US$0.11 million and new software of US$0.02 million for daily office operation.

Financing Activities

For the six months ended September 30, 2023, our net cash used in financing activities was US$0.40 million, which consisted of deferred offering costs of US$0.37 million for the proposed initial public offering in the U.S and repayments of a long-term bank loan of US$0.04 million.

For the six months ended September 30, 2022, our net cash used in financing activities was US$0.38 million, which consisted of deferred offering costs of US$0.44 million for the proposed initial public offering in the U.S, repayments of a long-term bank loan of US$0.08 million, and was partially offset by proceeds from a short-term bank loan of US$0.14 million.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of September 30, 2023:

	Payment Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years
	(Amounts expressed in U.S.$)
Lease obligations	1,778,524	434,871	1,343,653	—
Total	$1,778,524	$434,871	$1,343,653	$—

Operating lease obligations consist of leases in relation to certain offices and buildings, plants and other property for our sales.

On September 1, 2022, the Company renewed leased plants with an original lease term that expired on August 31, 2022 and extended the lease term for another five years to August, 2027. The renewed lease caused the increased operating lease right-of-use assets and liabilities, which was disclosed in Note 9 in our unaudited condensed consolidated financial statements for the six months ended September 30, 2023.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of September 30, 2023.

Foreign Currency Exchange Rate Risk

Since we operate internationally, we sometimes purchase products and services with foreign currencies other than the currencies in which we normally conduct our operations. If the exchange rates for such currencies fluctuate in a manner that is unfavorable to us, our cost of sales may increase and we may be unable to shift the increase in the prices of the products or services we provide to our customers, which could have an adverse effect on our financial performance. Currency exchange rates may fluctuate significantly in the future, which could have a material effect on our results of operations, financial position and cash flows. For the six months ended September 30, 2023 and 2022, we had unrealized foreign currency translation gain of approximately US$539,844 and US$921,565, respectively.

Inflation

As of the date of this report, the effect of inflation on our revenue and operating results was not significant.

Critical Accounting Estimates and Critical Accounting Policies

In preparing the consolidated financial statements in conformity with the US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the allowance for estimated uncollectible receivables, inventory valuations, useful lives of property, plant and equipment, intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities and realization of deferred tax assets. Actual results could differ from those estimates.

Estimated allowance for doubtful accounts

We review the accounts receivable on a periodic basis and make general and specific allowances when there is doubt as to the collectability of individual balances. We determine the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. As of September 30, 2023 and March 31, 2023, there was no allowance for doubtful accounts recorded as we considered all of the outstanding accounts receivable fully collectable.

Estimated allowance for inventories shrinkage and obsolete or unusable inventory

The estimated allowance for inventory obsolescence reserves is based on our assessment of realization of inventory. Any excess of the cost over the realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. We review our inventories periodically if any reserves are necessary for potential shrinkage and obsolete or unusable inventory. As of September 30, 2023 and March 31, 2023, we recorded inventory reserves of $330,425 and $274,557, respectively.

Estimated useful livers of long-lived assets

The judgment that the long-lived assets, which include property, plant and equipment and intangible assets, are being amortized over their useful lives and are not impaired are significant accounting estimates. We have estimated the useful life and residual value and concluded that no impairment loss was recognized as of September 30, 2023 and March 31, 2023.

Estimate of the valuation allowance of deferred tax assets

We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversal of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

Revenue recognition

ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

To determine revenue recognition for contracts with customers, we perform the following five steps:

Step 1:	Identify the contract with the customer

Step 2:	Identify the performance obligations in the contract

Step 3:	Determine the transaction price

Step 4:	Allocate the transaction price to the performance obligations in the contract

Step 5:	Recognize revenue when the company satisfies a performance obligation

Our revenue recognition policies effective on the adoption date of ASC 606 are as presented below.

We manufacture and sell interconnect products, including connectors, cables and wire harnesses, to our customers.

In accordance with Accounting Standards Codification (“ASC”) 606, we recognize and account for the revenue generated from sales of our products to customers revenue when we transfer our goods to customers in an amount that reflects the consideration to which we expect to be entitled in such exchanges. We account for the revenue generated from sales of products to our customers on a gross basis, because we are acting as a principal in these transactions, are subject to inventory risk, have latitude in establishing prices, and are responsible for fulfilling the promise to provide customers the specific products. All of our contracts have a single performance obligation to transfer the specific products to customers, and there are no other separately identifiable promises in the contracts.

Our revenue is recognized at a point in time when title of goods and risk of loss are passed to our customers, which generally occurs at delivery. Our products are sold with no right of return (except for defective products), and we do not provide credits or sales incentives to customers. Our sales are net of value added tax (“VAT”) and business tax and surcharges collected on behalf of tax authorities in respect of product sales.

Recent accounting pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 of our unaudited condensed consolidated financial statements in this report.